UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
GEMPLUS INTERNATIONAL S.A.
(Name of Subject Company)
GEMPLUS INTERNATIONAL S.A.
(Names of Person(s) Filing Statement)
Ordinary Shares, without par value,
and American Depositary Shares, each representing 2 Ordinary Shares
(Title of Class of Securities)
012374569 (American Depositary Shares)
(CUSIP Number of Class of Securities)
Alex J. Mandl
President and Chief Executive Officer
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On February 3, 2006, the following materials were made available to employees of Gemplus International S.A. (“Gemplus”).
Gemplus shareholders are urged to read Gemplus’ solicitation/recommendation statement on Schedule 14D-9 when and if filed with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The solicitation/recommendation statement and other public filings made from time to time by Gemplus with the SEC are available without charge from the SEC’s website at www.sec.gov.
Update on Gemalto integration planning project
February 6, 2006
As you all know, in the period before the closing of the proposed merger between Gemplus and Axalto, our two companies remain competitors and any contacts with Axalto employees should receive prior approval of our legal department.
Of course as long as the approvals of shareholders and antitrust authorities are pending we cannot start any integration of our two companies. What we can do, within certain limits, is to begin to plan and prepare the integration, so we are ready to go ahead at the time of the merger.
To start this planning and preparation, we will start to work in the pre-merger phase on the Integration Planning Project under the leadership of an Integration Planning Steering Committee and an Integration Planning Project Office.
The Integration Planning Project Office will be led by myself, as I will be responsible in the future for the overall Gemalto integration. The Project Office will consist, in the first phase, of Project Managers Marc Gemeto of Gemplus and Eric Martinetti of Axalto, they will co-ordinate all activities in the respective companies. The Integration Planning Project will be supported by one or more external consultants.
The project will be based on a number of different so-called workstreams. A workstream is basically a project team for a specific area, with responsible managers from both Gemplus and Axalto, that will be responsible for:
☐ assessing the current situation
☐ designing integration objectives and Key Performance Indicators
☐ designing implementation plans to realize those objectives
☐ organizing the people responsible to deliver the objectives
☐ and finally, once the merger has been approved, implementing the necessary changes in line with the implementation plans and objectives.
We are currently in the process of selecting an external consultant, there are a number of well-known names that already have a lot of experience with large international mergers and post-merger integration projects, and that will support us to plan and execute the merger in the fastest and most professional way.
In some areas, such as IT, Finance and HR, preliminary meetings have already taken place to better understand each other’s systems and situations. We have also already kicked off a project team with managers from both sides to work on the Corporate Identity of the new company.

Below is a top-level overview of the integration work streams that we plan to put in place.
Of course many of these work streams will be further broken down per region/business line/function, so the total number of operating work streams will probably be close to 50 detailed projects. For example, we can expect to have for manufacturing dedicated workstreams for embedding, module assembly and personalization/customization. For sales you can expect workstreams per region, for marketing per business line, for purchasing for semiconductors and indirect purchasing, for G&A for HR per region, for finance, for internal communication etcetera.
In certain cases, where we are dealing with specific confidential data, we will have, for antitrust reasons, to proceed through “clean teams”. This means that both companies provide data to independent consultants, who are not allowed to share that information with the other party before the merger is approved, but who will prepare recommendations that can be executed once all approvals have been received and the integration project can be started.
This clean team approach will definitively be the case for sales, for purchasing, for some manufacturing workstreams, for product roadmaps, for R&D, and for some other sensitive (from a competition point of view) areas.
All work streams will have dual sponsors (one from each company) and dual project leaders. All of these sponsors and project leaders will be nominated in the coming weeks.
We will of course keep you informed of these appointments and the progress of the Integration Planning Project in the weeks and months to come.
Frans Spaargaren
EVP and CFO, Head of the Gemalto Integration Planning Project